Pricing Supplement No. 7                 Filing under Rule 424(b)(3)
        Dated: March 31, 1998                    Registration No. 333-17181
        (To Prospectus, dated December 12, 1996)

                                     $150,000,000
                              The Montana Power Company
                             Medium-Term Notes, Series B

        Principal Amount: $60,000,000        Initial Interest Rate: 5.95703%
        Issue Price: 100.00%                 Interest Payment Period: Quarterly
        Selling Agent's Commission: .350%    Interest Reset Dates: Each Interest
        Purchasing Agent's Discount: .350%     Payment Date
        Net Proceeds to Company: 99.650%     Index Maturity: 3 Months
        Reallowance: N/A                     Spread: +25 basis points
        Selling Concession: N/A              Record Dates: March 22, June 21,
        Form:                                  September 21 and December 22
          Book-Entry (DTC)   X
                           -----             Redeemable:  Yes   X    No
          Certificated                                        -----     ----
                           -----             In Whole:    Yes   X    No
        Repayable at Option of Holder:                        -----     ----
          Yes:       No:  X                  In Part:     Yes   X    No
              -----     -----                                 -----     ----
        Original Issue Date: April 6, 1998   Redemption Dates: April 6, 1999
        Maturity Date: April 6, 2001           and each Interest Payment Date
        Interest Payment Dates: April 6,       thereafter
          July 6, October 6 and January 6
        Initial Interest                     Redemption Limitation Date: N/A
        Payment Date: July 6, 1998

        Redemption prices (if any): The Redemption Price shall be 100% of the principal amount of such Notes to be redeemed.

             Each of the Agents is placing $15,000,000 aggregate principal amount of Notes as a Selling Agent, except that Morgan Stanley Dean Witter is purchasing $15,000,000 aggregate principal amount of Notes as a principal.

             Prior to the date of this Pricing Supplement, the Company has sold $55,000,000 aggregate principal amount of the Medium-Term Notes, Series B.

             Additional Terms:   The Notes  will bear interest  as hereinafter
        described.

             N/A as used herein means "Not Applicable."

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Selling Agent/Purchasing Agent:

        (X) Goldman, Sachs & Co.
                      (X) J.P. Morgan & Co.
                                     (X) Lehman Brothers
                                                 (X) Morgan Stanley Dean Witter


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        PAYMENT OF INTEREST

             Each Note will  bear interest from its Original Issue Date to the first Interest Reset Date for such Note at the Initial Interest Rate set forth above. Thereafter, the interest rate on such Note for each Interest Reset Period will be determined by reference to LIBOR plus the Spread set forth above. The "Spread" is the number of basis points (one basis point being equal to one one-hundredth of a percentage point) specified above.

             The interest rate on a Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by U.S. law of general application. Under New York law currently in effect, a business corporation may not use usury or the taking of more than the lawful interest rate as a defense to any proceeding to recover damages on, or enforce payment of, any obligation executed or effected by such corporation.

             The Company will appoint, and enter into an agreement with, an agent (the "Calculation Agent") to calculate interest rates on the Notes. Citibank, N.A. will be the Calculation Agent. All determinations of interest rates by the Calculation Agent will, in the absence of manifest error, be conclusive for all purposes and binding on the Holders of the Notes.

             Upon the request of the Holder of a Note, the Calculation Agent will provide the interest rate in effect and, if determined, the interest rate that will become effective as a result of the determination made for the next succeeding Interest Reset Date.

             The interest rate on each Note will be reset quarterly (such period being the "Interest Reset Period" for such Note, and the first day of each Interest Reset Period being an "Interest Reset Date"), as specified above; and such interest rate, as so reset, will be effective as of and for the related Interest Reset Date and for the balance of the Interest Reset Period to but excluding the next succeeding Interest Reset Date. The Interest Reset Dates will be each Interest Payment Date. If an Interest Reset Date for any Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

             Accrued interest for each Note will be calculated by multiplying the principal amount of such Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Payment Period for which accrued interest is being calculated. The interest factor (expressed as a decimal) for each such day is computed by dividing the


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        interest  rate applicable to such day by  360.  For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date. All percentages resulting from any calculation of the rate of interest on a Note will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half of a cent being rounded upward).

             If, with respect to any Note, any Interest Payment Date other than a redemption date or the Stated Maturity of principal is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that, if such next succeeding Business Day is in the next succeeding calendar month, such Interest Payment Date will be the next preceding Business Day. If a redemption date or the Stated Maturity of principal is not a Business Day, payment of the amounts due on such Note on such date in respect of principal, premium, if any, and/or interest may be made on the next succeeding Business Day; and if payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such redemption date or Stated Maturity of principal, as the case may be, to such Business Day.

             Each Note will bear interest for each Interest Reset Period at a rate calculated with reference to LIBOR and the Spread specified in the Note and above.

             "LIBOR" for each Interest Reset Period will be determined by the Calculation Agent and will be:

                  (a) the rate for deposits in United States dollars, for the period of the Index Maturity commencing on such Interest Reset Date that appears on the Designated LIBOR Page at approximately 11:00 a.m., London time, on the second London Banking Day (as hereinafter defined) prior to such Interest Reset Date (a "LIBOR Determination Date");

                  (b) with respect to a LIBOR Determination Date on which no rate appears, the Calculation Agent will request the principal London office of each of four major reference banks in the London interbank market selected by the Calculation Agent, in its discretion (after consultation with the Company), to provide the Calculation Agent with its offered quotations for deposits in United States dollars, for the period of the Index Maturity commencing on the Interest Reset Date for such Interest Reset Period and in a principal amount equal to an amount of not less


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             than  U.S.$1   million  that   is  representative  of   a  single
             transaction in United States dollars in such market at such time, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date; if at least two such quotations are provided, LIBOR, in respect of such LIBOR Determination Date, will be the arithmetic mean of such quotations;

                  (c) if fewer than two such quotations are so provided, LIBOR in respect of such LIBOR Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by the Calculation Agent, in its discretion (after consultation with the Company), at approximately 11:00 a.m. on such LIBOR Determination Date, for loans in United States dollars to leading European banks, for the period of the Index Maturity commencing on the Interest Reset Date for such Interest Reset Period and in a principal amount of not less than U.S.$1 million that is representative of a single transaction in United States dollars in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the Calculation Agent are quoting rates described in this clause (c), LIBOR for such Interest Reset Period will be the same as LIBOR for the immediately preceding Interest Reset Period (or, if there was no such previous Interest Reset Period, the rate of interest hereon for such Interest Reset Period shall be the Initial Interest Rate).

             "Designated LIBOR Page" means the display designated as "Page 3750" on the Dow Jones Market service (formerly, known as the Dow Jones Telerate Service), or such other page as may replace Page 3750 on such service or such other successor service or services as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

             "Business Day" means any day, other than a Saturday, Sunday or other day on which banking institutions and trust companies in The City of New York are generally authorized or obligated by law or executive order to close, which is a London Banking Day. "London Banking Day" means any day on which dealings in deposits in United States dollars are transacted in the London Interbank market.


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